UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41848

Trident Digital Tech Holdings Ltd

(Exact name of registrant as specified in its charter)

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Nasdaq Notification Regarding Minimum Bid Price Requirement

On October 28, 2025, Trident Digital Tech Holdings Ltd (“Trident” or the “Company”) received a notification letter, dated October 28, 2025, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share of its securities was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The notification letter has no immediate effect on the listing of the Company’s securities, and the Company’s securities continue to trade on Nasdaq under the symbol “TDTH”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until April 27, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s Minimum Bid Price Requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s securities is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by April 27, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

The Company intends to monitor the closing bid price of its securities and will consider its options in order to regain compliance with the Minimum Bid Price Requirement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trident Digital Tech Holdings Ltd

	By:	/s/ Soon Huat Lim
		Name:	Soon Huat Lim
		Title:	Chairman and Chief Executive Officer

Date: October 31, 2025

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